SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                             FiberTower Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    31567R100
                                 (CUSIP Number)

                                December 31, 2007

             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 6 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31567R100                   13G                   Page 2 of 6 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            SOLUS ALTERNATIVE ASSET MANAGEMENT LP
            EIN: 26-0173326
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                             (a) [ ]
                                                             (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
(4)         CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               11,495,458(1)
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               N/A
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               11,495,458(2)
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               N/A
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               11,495,458(3)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               7.87%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               IA
-----------------------------------------------------------------------------

-------------------------
(1) As of December 31, 2007, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 11,495,458 shares of Common Stock, of which 2,750,000 shares were held as Common Stock and the remainder were held as notes which were convertible into 8,745,458 shares of Common Stock at the discretion of the Reporting Person.
(2)  See footnote 1.
(3)  See footnote 1.

CUSIP No. 31567R100                   13G                   Page 3 of 6 Pages


Item 1(a).     Name of Issuer:  FIBERTOWER CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               185 BERRY STREET, SUITE 4800, SAN FRANCISCO, CA 94107

Item 2(a).     Name of Person Filing:

     This statement is filed by: SOLUS ALTERNATIVE ASSET MANAGEMENT LP

          The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               430 PARK AVENUE, 9TH FLOOR, NEW YORK, NY  10022

Item 2(c).     Citizenship:  DELAWARE

Item 2(d).     Title of Class of Securities:  COMMON STOCK

Item 2(e).     CUSIP Number:  31567R100

CUSIP No. 31567R100                   13G                   Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]   Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the
                     Act,

          (d)  [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940,

          (e)  [X]   Investment Adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E),

          (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance
                     with 13d-1(b)(1)(ii)(F),

          (g)  [ ]   Parent Holding Company or control person in accordance
                     with Rule 13d-1(b)(1)(ii)(G),

          (h)  [ ]   Savings Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act,

          (i)  [ ]   Church Plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940,

          (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. [ ]

Item 4.   Ownership.

          (a)  Amount beneficially owned: 11,495,458(4)
          (b)  Percent of class: 7.87%
          (c)(i) Sole power to vote or direct the vote: 11,495,458(5)
            (ii) Shared power to vote or direct the vote: N/A
           (iii) Sole power to dispose or direct the disposition: 11,495,458(6)
            (iv) Shared power to dispose or direct the disposition: N/A


--------------------------
(4) As of December 31, 2007, the Company had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 11,495,458 shares of Common Stock, of which 2,750,000 shares were held as Common Stock and the remainder were held as notes which were convertible into 8,745,458 shares of Common Stock at the discretion of the Reporting Person.
(5)  See footnote 4.
(6)  See footnote 4.

CUSIP No. 31567R100                     13G                 Page 5 of 6 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     AS OF DECEMBER 31, 2007, ACCOUNTS MANAGED ON A DISCRETIONARY BASIS BY THE REPORTING PERSON HAD THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS OR THE PROCEEDS FROM THE SALE OF THE COMMON STOCK. ONE SUCH ACCOUNT, SOLA LTD, HAD THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS OR THE PROCEEDS FROM THE SALE OF MORE THAN 5% OF THE COMMON STOCK.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.     Identification and Classification of Members of the Group.

     N/A

Item 9.     Notice of Dissolution of Group.

     N/A

Item 10.    Certification.

     The Reporting Person hereby makes the following certification:

          BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

CUSIP No. 31567R100                    13G                 Page 6 of 6 Pages


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    DATE: FEBRUARY 14, 2008

                                    SOLUS ALTERNATIVE ASSET MANAGEMENT LP

                                    BY: /S/ JOSEPH LONETTO
                                    --------------------------------------------
                                    NAME:  JOSEPH LONETTO
                                    TITLE: CHIEF LEGAL OFFICER